April 24, 2008

Mail Stop 4561

Mr. J. Daniel Mohr
Treasurer and CFO
Alliance Financial Corporation
120 Madison Street, Tower II, 18th Floor
Syracuse, NY 13202
By U.S. Mail and facsimile to (315) 475-3558

Re: Alliance Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
DEF 14A filed April 1, 2008
File No. 000-15366

Dear Mr. Mohr:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A – Controls and Procedures
General

1. Please revise to disclose the conclusions of the company's principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 66

2. We note your disclosure that there have been no significant changes in the company's internal controls over financial reporting subsequent to December 31, 2007. Please

revise your disclosure to address any changes that occurred during the fourth quarter of the 2007 fiscal year in accordance with Item 308(c) of Regulation S-K.

Item 11 – Executive Compensation, page 67

3. We note that neither your Form 10-K nor your proxy statement includes the disclosure required by Item 407(e)(4) of Regulation S-K. Please revise to provide such disclosure.

Exhibits 31.1 and 31.2
Section 302 Certifications

4. We note that paragraphs 2, 3 and 4 of your certifications included in the Form 10-K reference this "annual report" rather than referring to only the "report" on Form 10-K. The certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please revise to exclude the word "annual", and in future filings exclude the word "quarterly", from paragraphs 2, 3, 4 and 5 of your certifications.

DEF14A filed April 1, 2008

Executive Compensation, page 9

5. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether an executive officer under your charter and bylaws. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Compensation Discussion and Analysis, page 9

6. We note that the base salaries of the named executive officers are determined in part by using "competitive market data." In future filings, please discuss any peer groups or other metrics used to measure such market data. Consider Item 402(b)(2)(xiv) of Regulation S-K.

7. In future filings, with respect to the CEO's performance objectives, please discuss and disclose the specific metrics relating to net income, return on equity, efficiency ratio and regulatory ratings and how the company's short-term incentive compensation awards are structured around such performance goals in accordance with Item 402(b)(2)(v)-(vi) of Regulation S-K. Similarly, disclose all performance

targets used to determine incentive compensation for the other named executive officers. If you determine that the performance target is confidential due to the potential for competitive harm to Alliance Financial, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Certain Transactions, page 21

8. In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates, as those available to other persons <u>not related to the lender</u>. Also, avoid qualifying the representations by including terms like "in the opinion of management."

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. J. Daniel Mohr
Alliance Financial Corporation
April 24, 2008
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Justin Dobbie at (202) 551-3469 or Christian Windsor at (202) 551-3419 if you have questions regarding the legal comments and related matters. Please contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3492 with any other questions.

       Sincerely,

       John P. Nolan
       Accounting Branch Chief